UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CCC INFORMATION SERVICES GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

12487Q 10 9

(CUSIP Number of Class of Securities)

ROBERT S. GUTTMAN, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CCC INFORMATION SERVICES GROUP INC.

WORLD TRADE CENTER CHICAGO

444 MERCHANDISE MART

CHICAGO, ILLINOIS 60654

(312) 222-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person(s))

COPY TO:

RICHARD S. MELLER, ESQ.

LATHAM & WATKINS LLP

SEARS TOWER, SUITE 5800

CHICAGO, ILLINOIS 60606

(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, since this filing relates solely to preliminary communications made before the commencement of a tender offer, no fee is required.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Date Filed:

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ] third-party tender offer subject to Rule 14d-1

[X] issuer tender offer subject to Rule 13e-4

[    ] going private transaction subject to Rule 13e-3

[    ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [    ]

ITEMS 1-11.

Not applicable.

ITEM 12.    MATERIALS TO BE FILED AS EXHIBITS.

1. Press Release issued by CCC Information Services Group Inc. on July 26, 2004. Any internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

12.1	Press Release issued by CCC Information Services Group Inc. on July 26, 2004.

3